SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Savings and Thrift Plan (Saudi Arabia), P. O. Box 2056 Jeddah 21451 Saudi Arabia.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)



                     SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
                       MODERN INDUSTRIES COMPANY (JEDDAH),
                       MODERN INDUSTRIES COMPANY (DAMMAM)
                           AND MODERN PRODUCTS COMPANY
                     ---------------------------------------
                   COMBINED FINANCIAL STATEMENTS FOR THE YEARS
                  ENDED DECEMBER 31, 1999 AND 1998 AND COMBINED
                     SUPPLEMENTAL SCHEDULES - STATEMENTS OF
                  INVESTMENTS AS OF DECEMBER 31, 1999 AND 1998
                       AND REPORT OF INDEPENDENT AUDITORS



SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

 Combined Statements of Net Assets
  December 31, 1999 and 1998                                                  2

 Combined Statements of Changes in Plans Equity for
  the Years Ended December 31, 1999 and 1998                                  3

 Notes to Combined Financial Statements for
  the Years Ended December 31,1999 and 1998                                   4

COMBINED SUPPLEMENTAL SCHEDULES - Statements of Investments
 for the years ended, December 31, 1999                                       8



AL JURAID & COMPANY
MEMBER FIRM OF
PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------
                                                             Ali Reza Tower
                                                             P.O. Box 16415
                                                             Jeddah 21464
                                                             Saudi Arabia
                                                             Telephone: 653-4880
                                                             Facsimile: 653-2370


REPORT OF INDEPENDENT AUDITORS                                     June 12, 2000
------------------------------

To The Trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Damman) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan

We have audited the accompanying combined statements of net assets of Employee Savings and Thrift Plan for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company, ("the Plans") as of December 31, 1999 and 1998, and the related combined statements of changes in plan's equity for the years then ended. These combined financial statements and the combined supplemental schedules discussed below are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets of the Plans as of December 31, 1999 and 1998 and the changes in their equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying combined supplemental schedules - statements of investments are presented for purpose of additional analysis and are not a required part of the basic combined financial statements. Such combined supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, are fairly stated in all material respect in relation to the basic combined financial statements taken as a whole.

AL JURAID & COMPANY

By /s/ABDULLAH M. AL JURAID
   ------------------------
   Abdullah M. Al Juraid
   License Number 99

--------------------------------------------------------------------------------
                                             Al Juraid & Company, License No. 25
                                             Licensed Partners:
                                             Abdullah M. Al Juraid, No. 99
                                             Sami B. Al Sarraj, No. 165
                                             Penrhyn Wilson III, No. 182


SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY
--------------------------------------------------------------------------------
COMBINED STATEMENTS OF NET ASSETS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                                                    1999              1998
                                                    ----              ----
ASSETS
------
Investments:
  Procter & Gamble securities                 SR 64,837,039     SR 59,986,340
  (cost: 199 - SR 32,901,505; 1998 -
  SR 32,354,929)
  Time deposits                                    4,841,480         4,742,885
Cash                                                 882,169           525,189
Loans receivable from members                        811,287           800,821
Other receivable                                     459,923           606,747
                                               -------------     -------------
Total assets                                      71,831,898        66,661,982

LIABILITIES
-----------
Amounts due employees                                152,719           182,168
                                               -------------     -------------

NET ASSETS                                     SR 71,679,179     SR 66,479,814
                                               =============     =============

Authorized signatures:

/s/BAKHEET H. GHAMDI   /S/MOHAMMAD M. GHAMDI   6/17/2000
--------------------   --------------------
Bakheet H. Ghamdi      Mohammad M. Ghamdi
Trustee                Trustee

See notes to combined financial statements.



SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY
--------------------------------------------------------------------------------
COMBINED STATEMENTS OF CHANGES IN PLANS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                                                      1999             1998
                                                      ----             ----
ADDITIONS TO PLANS EQUITY DUE TO

Employee contributions:
  Basic                                         SR  2,765,068     SR  2,920,625
  Additional                                        3,422,656         6,380,884
Companies contributions                             1,677,108         1,548,008
Investment income:
  Dividends                                           546,970           479,827
  Bank commission                                     243,207           239,712
                                                -------------     -------------
Total additions to plans equity                     8,655,009        11,569,056

DEDUCTIONS FROM PLANS EQUITY DUE TO

Withdrawals                                        (7,759,757)       (4,522,694)
                                                -------------     -------------
CHANGE IN PLANS EQUITY                                895,252         7,046,362

PLANS EQUITY AT BEGINNING YEAR                     66,479,814        55,545,122

UNREALIZED GAIN                                     4,304,113         3,888,330
                                                -------------     -------------
PLANS EQUITY AT END OF YEAR                     SR 71,679,179     SR 66,479,814
                                                =============     =============

See notes to combined financial statements.



SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY
--------------------------------------------------------------------------------
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION AND RELATED MATTERS

     The following brief description of Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company (the "Plans") is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

     Trustees
     --------
     The Trustees for the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively the "Companies") and nominated managers of the Companies.

     Eligibility
     -----------
     Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

     Member's Accounts
     -----------------
     An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to Employee Account.

     Employee Contributions
     ----------------------
     Basic deposits of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

     . Invest the full amount to purchase Procter & Gamble securities.

     . Invest the full amount in bank deposits.

     . Invest 50% of the amount to purchase Procter & Gamble securities, and 50% in bank deposits.

     The numbers of participating employees under each of the aforementioned programs at December 31, 1999 were 398, 38 and 35 (1998 - 442, 54 and 29), respectively.

     Members may elect to contribute an additional 1% to 10% of their monthly base salary. These additional contributions are not matched by the Companies and can only be invested in Procter & Gamble securities.

     Companies Contributions
     -----------------------
     The Companies credit each member with an amount ranging from 25% to 100% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

     Earnings
     --------
     Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more Procter & Gamble securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their plan assets.

     Commission earned from bank deposits is allocated amongst the members of the Plan in proportion to their investments in bank deposits.

     Vesting
     -------
     The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies Contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

     Withdrawals
     -----------
     Withdrawals may be made from the member's Employee Account at any time he chooses to, up to the extent of his contributions, the vested position of the Companies Contributions and all relevant profits thereon.

     The non-vested portion of the Companies Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the schedule of investments. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

     Loans
     -----
     An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in Employee Account or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in lump sum at any time.

     Forfeitures
     -----------
     When members leave the Plans without fulfilling ten years of membership requirement for full vestment (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as Companies Contributions (see Companies Contributions).

     Transferability
     ---------------
     The Plans are 100% transferable between the Companies.

     Costs of the Plans
     ------------------
     All administrative costs of the Plans are paid by the Companies.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Combination
     --------------------
     The combined financial statements include the financial statements of all plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in combination.

     Basis of Accounting
     -------------------
     The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

     Investments
     -----------
     Investments in Procter & Gamble securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

     Bank Commission
     ---------------
     Bank commission represents commission earned on bank deposits.

     Translation of Non-Saudi Riyal Currencies
     -----------------------------------------
     The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated to Saudi Riyals at the exchange rates in effect on the last day of the Plans year. Earnings on currencies other than the Saudi Riyals are translated at rates prevailing during the year. Exchange gains or losses for 1999 and 1998 were not significant.

     Taxes
     -----
     Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

     Dividend payments on Procter & Gamble securities are received net of deduction of withholding taxes by the United States Government.



SAVINGS AND THRIFT PLAN (SAUDI ARABIA):
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULES - STATEMENTS OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
---------------------------------------------------------------------------------------------------------
(EXPRESSED IN SAUDI RIYALS)

                                    1999                                        1998
                      -----------------------------------         ---------------------------------------
                      Number                       Market         Number                       Market
                      of Shares     Cost           Value          of Shares     Cost           Value
                      ---------     ----           ------         ---------     ----           ------
Procter & Gamble
  securities          157,850       32,901,515     64,837,039     175,229       32,354,929     59,986,340
Time deposits            -           4,841,480      4,841,480        -           4,742,885      4,742,885



THE PLAN, PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF JEDDAH, SAUDI ARABIA, ON JUNE 14, 2000.

SAVINGS AND THRIFT PLAN (SAUDI ARABIA):

By:  /s/BAKHEET H. GHAMDI
     ----------------------------------
     Bakheet H. Ghamdi
     Trustee, Savings and Thrift Plan (Saudi Arabia)

By:  /s/MOHAMMAD M. GHAMDI
     ----------------------------------
     Mohammad M. Ghamdi
     Truste, Savings and Thrift Plan (Saudi Arabia)



                                  EXHIBIT INDEX

Exhibit No.                                                 Page No.

  23                Consent of Al Juraid & Company